# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

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# FORM 8-K

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**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

Date of report (Date of earliest event reported)  December 13, 2016



# Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

| Iowa | 001-06403 | 42-0802678 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **P.O. Box 152, Forest City, Iowa** | **50436** |
|---|---|
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's telephone number, including area code  **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

(e)　　On December 13, 2016 the Human Resources Committee (the *"Committee"*) of the Board of Directors of Winnebago Industries, Inc. (the *"Company"*) approved a stock option grant to the Company's Chief Executive Officer, Michael Happe of 17,000 shares of common stock, and an increase to Mr. Happe's annual base pay from $550,000 to $625,000.  The exercise price of the option grant is $35.50 per share.  The option grant vests in 1/3 increments over three years.  The option lasts for 10 years.  The shares were issued pursuant to the authority of the 2014 Omnibus Equity, Performance Award and Incentive Compensation Plan.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

| | | |
|---|---|---|
| Date:　December 16, 2016 | By: | */s/ Scott C. Folkers* |
| | Name: | Scott C. Folkers |
| | Title: | Vice President, General Counsel and Secretary |